UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   205492015
FORM SD
Specialized Disclosure Report

CompX International Inc.
(Exact name of registrant as specified in its charter)
Delaware	1-13905	57-0981653
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5430 LBJ Freeway, Suite 1700, Dallas, Texas		75240-2697
(Address of principal executive offices)		(Zip Code)
Jane Grimm
Vice President and Secretary
CompX International Inc.
Three Lincoln Centre
5430 LBJ Freeway, Suite 1700
Dallas, Texas  75240-2697
(972) 233-1700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

For the calendar year 2016, we assessed whether any conflict minerals, as defined in Item 1.01(d)(3) of Form SD, were necessary to the functionality or production of a product we manufactured or contracted to be manufactured.  We determined that certain conflict minerals were necessary to the functionality of products we manufactured.

Accordingly, we conducted in good faith a reasonable country of origin inquiry regarding the conflict minerals in our products for the calendar year 2016.  We designed our inquiry to determine whether such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country, as defined in Item 1.01(d)(1) of Form SD, or were from recycled or scrap sources, as defined in Item 1.01(d)(6) of Form SD.  We sent a certification letter to each of our vendors who were approved vendors during 2016.  We sent a total of 463 of such certification letters (one to each vendor with a unique vendor identification number within our computer systems).  An approved vendor may have more than one vendor identification number because, among other things, the vendor may have multiple locations and each location has a separate vendor identification number.  The certification letter required each recipient to support one response and, if necessary, we followed-up with the vendor in order to ensure we received a response.  A summary of the responses regarding each such vendor's product is as follows.

Category of Description of the Certification Regarding the Vendor's Provided Products	Number of Vendors Responding by Category	Percentage of Vendors Responding by Category

Contained no amount of conflict minerals	346	74.7%

Contained some amount of conflict mineral(s) but all such conflict mineral(s) came from recycled or scrap sources	14	3.0%

Contained some amount (including de minimis amounts) of one or more conflict mineral(s), but such conflict mineral(s) did not originate in the Democratic Republic of the Congo or an adjoining country	99	21.4%

Contained some amount (including de minimis amounts) of one or more conflict mineral(s), with such conflict mineral(s) originating or possibly originating in the Democratic Republic of the Congo or an adjoining country	4	0.9%

Total	463	100.0%

With respect to the four responses regarding conflict minerals originating or possibly originating in the Democratic Republic of the Congo or an adjoining company, we contacted the vendors.  All four vendors provide products from the electronic component industry with extensive product lines, and may be primarily a distributor for a large number of lower level manufacturers in the supply chain. In each case we purchase relatively few item SKUs compared to total vendor offerings.  The vendors informed us that they have made efforts to ensure conflict free sourcing, expect suppliers to source responsibly, or are in various stages of compliance.  None of the four vendors directly provide product specific reports as to the sourcing of their conflict minerals.  These conditions create a level of uncertainty related to the term "possibly originating" as it relates to the specific products the registrant purchases from such vendors.  As a result (and even though we were able to satisfy ourselves, by further researching the manufacturers sourced by such vendors, that certain specific products sourced from these vendors did not fall into the fourth category above), the registrant does not have sufficient information to assess whether all of the products it purchased from such vendors did not contain some amount of one or more conflict minerals originating or possibly originating in the Democratic Republic of the Congo or an adjoining country.  The total value of the registrant's purchases from these vendors (not including purchases from these vendors of products that we were able to remove from the fourth category by further researching manufacturers) represents an aggregate of 0.09% of total purchases from all of the registrant's vendors in 2016.

Based on the registrant's good faith, reasonable country of origin inquiry, the registrant does not know or have reason to believe that the conflict minerals in the registrant's products have originated from the Democratic Republic of the Congo or an adjoining country.

This Conflicts Minerals Disclosure is also posted on our website at

http://compxinternational.gcs-web.com/conflict-minerals-disclosure

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CompX International Inc.
(Registrant)

By: /s/ Jane Grimm
Date: May 30, 2017	Jane Grimm Vice President and Secretary